Filed by PPG Industries, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: PPG Industries, Inc.

Commission File No.: 001-01687

The following is a transcript of an investor conference call and web cast hosted by Georgia Gulf Corporation and PPG Industries, Inc. on July 19, 2012:

P R E S E N T A T I O N

Operator

Good day, ladies and gentlemen, and welcome to PPG Commodity Chemicals business to merge with Georgia Gulf conference call. My name is Deana and I will be the operator for today. At this time all participants are in a listen-only mode. Later we will conduct a question-and-answer session. (Operator Instructions). As a reminder, this conference is being recorded for replay purposes. I would now like to turn the call over to your host, Mr. Vince Morales, Vice President Investor Relations PPG Industries. Please go ahead.

Vince Morales - PPG Industries, Inc. - VP of IR

Thank you, and good morning, everybody. I am Vince Morales, Vice President of Investor Relations for PPG Industries. Welcome to today’s teleconference to discuss the separation of PPG’s Commodity Chemicals business and the merger with Georgia Gulf Corporation. Joining me on the call today from PPG is Chuck Bunch, Chairman and CEO; Dave Navikas, Senior Vice President and CFO; and Michael McGarry, Senior Vice President of Commodity Chemicals.

From Georgia Gulf is Paul Carrico, President and CEO; Greg Thompson, Chief Financial Officer; and Martin Jarosick, Executive Director Investor Relations and Strategic Planning. In addition, there are representatives from each company who may participate in a question-and-answer session.

During today’s teleconference, which will last a total of one hour in duration, we will provide an overview of the transaction that was announced between the two companies and then conduct a question-and-answer session.

Before we begin the overall discussion, please turn to slide 2 of the presentation materials which contain the forward-looking statement. I will remind you that the discussion during the call will contain forward-looking statements reflecting PPG’s and Georgia Gulf’s current view about future events, including the separation of PPG’s Commodity Chemicals business and merger with Georgia Gulf and their potential effect on each company’s operating and financial performance.

[text of legends on slide #2 referenced in preceding paragraph:

FORWARD LOOKING STATEMENTS

This presentation contains certain statements about PPG Industries, Inc., PPG’s commodity chemicals business and Georgia Gulf Corporation that are “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These matters involve risks and uncertainties as discussed in PPG’s and Georgia Gulf’s periodic reports on Form 10-K and Form 10-Q, and their current reports on Form 8-K, filed from time to time with the Securities and Exchange Commission (“SEC”). The forward-looking statements contained in this presentation may include statements about the expected effects on PPG, PPG’s commodity chemicals business and Georgia Gulf of the proposed separation of PPG’s commodity chemicals business and merger of PPG’s commodity chemicals business with Georgia Gulf or a subsidiary of Georgia Gulf (the “Transaction”), the anticipated timing and benefits of the Transaction, and PPG’s and Georgia Gulf’s anticipated financial results, and also include all other statements in this presentation that are not historical facts. Without limitation, any statements preceded or followed by or that include the words “targets”, “plans”, “believes”, “expects”, “intends”, “will”, “likely”, “may”, “anticipates”, “estimates”, “projects”, “should”, “would”, “could”, “positioned”, “strategy”, “future” or words, phrases or terms of similar substance or the negative thereof, are forward-looking statements. These statements are based on the current expectations of the management of PPG and Georgia Gulf (as the case may be) and are subject to uncertainty and to changes in circumstances, and involve risks and uncertainties that could cause actual results to differ materially from those expressed or implied in such forward-looking statements. In addition, these statements are based on a number of assumptions that are subject to change. Such risks, uncertainties and assumptions include: the satisfaction of the conditions to the Transaction and other risks related to the completion of the Transaction and actions related thereto; PPG’s and Georgia Gulf’s ability to complete the Transaction on the anticipated terms and schedule, including the ability to obtain shareholder and regulatory approvals and the anticipated tax treatment of the Transaction and related transactions; risks relating to any unforeseen liabilities, future capital expenditures, revenues, expenses, earnings, synergies, economic performance, indebtedness, financial condition, losses and future prospects; business and management strategies and the expansion and growth of Georgia Gulf’s operations; Georgia Gulf’s ability to integrate PPG’s commodity chemicals business successfully after the closing of the Transaction and to achieve anticipated synergies; and the risk that disruptions from the Transaction will harm PPG’s or Georgia Gulf’s businesses. However, it is not possible to predict or identify all such factors. Consequently, while the list of factors presented here is considered representative, no such list should be considered to be a complete statement of all potential risks and uncertainties. Unlisted factors may present significant additional obstacles to the realization of forward-looking statements. Forward-looking statements included herein are made as of the date hereof, and neither PPG nor Georgia Gulf undertakes any obligation to update publicly such statements to reflect subsequent events or circumstances.

ADDITIONAL INFORMATION

This communication does not constitute an offer to buy, or solicitation of an offer to sell, any securities of Georgia Gulf, PPG’s commodity chemicals business or PPG. In connection with the Transaction, Georgia Gulf will file with the SEC a registration statement on Form S-4 that will include a proxy statement and prospectus of Georgia Gulf relating to the Transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND PROXY STATEMENT/PROSPECTUS, AND ANY OTHER RELEVANT DOCUMENTS, WHEN THEY BECOME AVAILABLE, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT GEORGIA GULF, PPG’S COMMODITY CHEMICALS BUSINESS AND THE TRANSACTION. Investors and security holders will be able to obtain these materials (when they are available) and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and proxy statement/prospectus (when they become available) may be obtained free of charge by accessing Georgia Gulf’s website at www.ggc.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link, or upon written request to Georgia Gulf, Georgia Gulf Corporation, 115 Perimeter Center Place, Suite 460, Atlanta, Georgia 30346, Attention: Investor Relations, or from PPG upon written request to PPG, PPG Industries, Inc., One PPG Place, Pittsburgh, Pennsylvania 15272, Attention: Investor Relations. Shareholders may also read and copy any reports, statements and other information filed by Georgia Gulf or PPG with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

PARTICIPANTS IN THE SOLICITATION

Georgia Gulf, PPG, and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from shareholders in respect of the Transaction under the rules of the SEC. Information regarding Georgia Gulf’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 24, 2012, and in its definitive proxy statement filed with the SEC on April 16, 2012 in connection with its 2012 annual meeting of stockholders. Information regarding PPG’s directors and executive officers is available in its 2011 Annual Report on Form 10-K filed with the SEC on February 16, 2012, and in its definitive proxy statement filed with the SEC on March 8, 2012 in connection with its 2012 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available.]

These statements involve risks and uncertainties which may cause actual results to differ. Neither PPG nor Georgia Gulf is under any obligation to provide subsequent updates to these forward-looking statements.

This presentation also contains certain non-GAAP financial measures provided in the appendix of the presentation materials which are available on the website for this teleconference and also available on the website for PPG and Georgia Gulf are the reconciliations of these non-GAAP financial measures to the most directly comparable GAAP financial measures.

For additional information, please refer to PPG’s and Georgia Gulf’s filings with the SEC. Now please turn to slide 3 and I will turn the call over to Chuck Bunch, PPG’s Chairman and CEO.

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

Thank you, Vince, and welcome, everyone. PPG and Georgia Gulf have a decades’ long ongoing relationship and for many years we have owned and operated a joint venture together. So I am very pleased to announce that PPG and Georgia Gulf have reached a definitive agreement to separate PPG’s Commodity Chemicals business and merge it with Georgia Gulf with the Boards of Directors of both companies having approved the agreement.

As detailed on slide number 4, the transaction complements the strategic initiatives of both companies and is a unique opportunity to create value for both sets of shareholders. This is another significant step for PPG to continue its transformation into a more focused Coatings & Specialty Materials company.

In addition, the combined company, which we will be referring to in today’s call as the newly merged company, will be a leading integrated chemicals and building products manufacturer with about $5 billion in sales and greater scale to further capitalize on low cost North American natural gas.

In addition, the newly merged company will have sizable synergies that were not available to either PPG or Georgia Gulf alone. The combined company will also have a strong capital structure and cash flows to support growth and return of capital to shareholders. Again, this is an excellent opportunity for both companies to create further shareholder value.

Slide number 5 provides an overview of the transaction. The key attribute of the deal is that it is structured as a Reverse Morris Trust transaction. PPG’s Commodity Chemicals business will be separated and distributed to PPG’s shareholders and then immediately merged with Georgia Gulf, or a new subsidiary of Georgia Gulf, to create the newly merged company.

Approximately 50.5% of the newly merged company’s common stock will be held by PPG’s shareholders with the remainder held by Georgia Gulf’s shareholders. The newly merged company will be run by a combined executive team headed by Paul Carrico, Georgia Gulf’s current President and CEO. Later in the presentation Paul will review the financial benefits of the deal and positioning of the newly merged company in the marketplace.

The transaction is expected to close in late 2012 or early 2013 and is subject to a Georgia Gulf shareholder vote along with relevant tax authority rulings, regulatory approvals and customary closing conditions.

As noted on slide 6, the transaction creates value for PPG and its shareholders. In addition to further focusing our business portfolio, PPG and our shareholders will benefit from the tax efficient Reverse Morris Trust structure. This is important as the commodity chemicals business has a very low tax basis and other potential transactions would have created significant taxes that would have diluted shareholder value.

In addition, PPG’s shareholders will own approximately 50.5% of the newly merged company and will share in the synergies of the merged company that are not available to PPG alone. Finally, PPG will receive $900 million in cash and the newly merged company will assume the assets, debt and liabilities of the Commodity Chemicals business.

As displayed on slide 7, and as I mentioned earlier, this transaction is another significant step in PPG’s transformation to a more focused company as our core businesses of Coatings & Specialty Materials would account for about 92% of company sales and 94% of segment earnings on a pro forma basis.

In addition, this transaction removes from PPG some of the quarterly earnings variability associated with a commodity business that we have experienced over time.

Slide 8 sets forth the financial details of the transaction. Before I begin let me note that the calculations supporting the valuation and reconciliation of the EBITDA figures to the most closely correlated GAAP figures are included in the appendix of the presentation.

As I mentioned, as consideration for the transaction PPG’s shareholders will receive approximately 50.5% of the newly merged company’s stock. This equates to $1 billion based on Georgia Gulf’s share price as of the close of business yesterday, July 18, 2012. In addition, PPG will receive $900 million of cash. The newly merged company will also assume $182 million of debt and minority interest. The financial considerations total approximately $2.1 billion.

On a pre-tax, pre-synergy basis this calculates it to a multiple of 5.1 times EBITDA using last year’s EBITDA for the Commodity Chemicals business or 7.6 times EBITDA using the business’ prior three-year average EBITDA.

Finally, the newly merged company will assume assets and liabilities related to the Commodity Chemicals business including pension assets and liabilities and other liabilities including environmental and post-retirement benefits. As you can see, the transaction provides a unique opportunity to enhance PPG’s shareholder value and this is prior to consideration of the tax efficient nature of the transaction for PPG and our shareholders.

In summary, the transaction represents another significant step in the continuation of PPG’s ongoing strategic objectives. As I discussed, it immediately enhances PPG’s shareholder value. PPG’s shareholders are able to share in the immediate and longer-term benefits of the newly merged company, including immediate synergies and expanded growth prospects.

Finally, the deal includes $900 million of cash to PPG, supplementing our already strong cash position, giving us even further financial flexibility for future shareholder value creation. And now let me introduce Paul Carrico, President and CEO of Georgia Gulf.

Paul Carrico - Georgia Gulf Corp. - President & CEO

Thanks, Chuck, and good morning, everyone. We are really excited about this transaction; it creates significant value for both companies’ shareholders and fulfills a key element of our strategy.

As I have mentioned many times over the last several years, we have been focused on increasing our Chlorovinyls integration. This transaction achieves that objective; in addition to that also increases the diversity of our downstream businesses.

The combination of these two companies creates an industry leader with significant and achievable cost synergies. It also creates future opportunities for growth that would have not been possible as separate entities.

Both management teams have known each other for years through our joint venture and long-term supplier relationship. We have considerable respect for each other and for the skills we bring to the newly merged company. Together we look forward to capitalizing on the opportunities to create significant shareholder value.

Turning to slide 11, there are numerous benefits to this transaction for Georgia Gulf. We are creating a new Fortune 500 Global Chemicals and Building Products company and it will have a broad portfolio of downstream vinyl and chlorine derivative businesses.

Another significant benefit is the enhanced vertical integration including 70% integration to natural gas fired cogeneration. This will allow us to benefit from North America’s natural gas cost advantage compared to the rest of the world. We feel this positions the combined company as one of the lowest cost chlor-alkali producers in the world. Finally, we see significant synergy and growth opportunities which I will touch on in just a moment.

As you can see on slide 12, combining the assets of these companies creates an integrated leader in North America. You can see how PPG’s world-class chlor-alkali and Georgia Gulf’s vinyl assets complement each other and why this combination makes such good strategic sense.

Moving to slide 13, these charts illustrate the diverse product portfolio in both chlorine and PVC. During the past four years Georgia Gulf has improved its mix of downstream sales channels and this transaction accelerates that effort and brings important new products in chlorine derivatives.

As we have outlined in slide 14, we expect $115 million in cost synergies to be realized in the first two years. We spent a lot of time leading up to today’s announcement identifying and validating potential synergies and we really feel these are achievable and the results should be implemented over that time frame.

As you can see, the synergies are evenly distributed between procurement and logistics opportunities, operating rate optimization across the combined assets and G&A reduction. Importantly, about $30 million of those G&A reductions are achieved immediately upon closing of the transaction. This gives us a great head start towards achieving $60 million of synergies targeted by the end of the first year.

Moving on and taking a look at slide 15, you see a good example of the synergy opportunity through operational rate improvements. Both companies have significant assets in Lake Charles. As I have described to you in the past, Georgia Gulf’s Lake Charles assets are not always competitive in the export market due to their lack of chlorine integration. That negatively impacts our operating rates at times. So this transaction allows us to fully optimize the Lake Charles complex and make it a globally competitive facility with great access to export markets.

On slide 16 we illustrate the dramatic improvement in mid-cycle and trough EBITDA that comes from this combination. We expect combined mid-cycle EBITDA of over $850 million including cost synergies compared with $400 million for the standalone Georgia Gulf. Likewise trough EBITDA for the combined company will exceed $550 million compared with $175 million on a standalone basis. This improvement in EBITDA leads to a large improvement in free cash flow.

As is illustrated on slide 17, on a pro forma basis for the last 12 months we see more than a threefold increase in free cash flow for the combined company. With a mix of debt and equity as part of the Reverse Morris Trust structure we are pleased to note that the newly merged company will have a solid capital structure from the start.

As you look at the chart on the right, the combined company will have about the same leverage as Georgia Gulf. The transaction will be earnings and free cash flow accretive from day one.

Slide 18 illustrates the reasons why I believe this is such a great transaction for both PPG and Georgia Gulf. Quite simply, this is a unique opportunity to do something together that neither company really could have accomplished and achieved on its own.

I’ve been in the chemicals industry for over 30 years and never seen a better opportunity to bring together such strong assets and talented people. Together we will be working to create an industry leader with outstanding opportunities for growth and enhanced shareholder value.

Thanks for the time this morning and now I would like to open the call to questions. Operator?

Q U E S T I O N   A N D   A N S W E R

Operator

(Operator Instructions). Frank Mitsch, Wells Fargo Securities.

Frank Mitsch - Wells Fargo Securities - Analyst

Congratulations on shaking things up in the industry; it looks like a good deal from the outside. But, Paul, obviously it does a good job of filling your chlorine hole, but it doesn’t do anything I guess on the ethylene side. Why is this transaction better for Georgia Gulf than perhaps the merger with Westlake?

Paul Carrico - Georgia Gulf Corp. - President & CEO

I guess today we are more focused — much more focused on what we get from the chlor-alkali integration. Relative to the ethylene side, we still plan to look at that and work our way through that during the next several years as all of the large amount of capacity comes on. And we honestly feel like this opportunity gives us a real chance to go at that issue with a stronger base to work from.

Frank Mitsch - Wells Fargo Securities - Analyst

And then I guess my last question, regarding PPG having mercury technology, do you have any plans or what are your thoughts surrounding that as other folks have kind of gotten out of that area?

Paul Carrico - Georgia Gulf Corp. - President & CEO

First of all, it is a relatively really small percentage of the total. And secondly, as we have been through the diligence process, I think the guys have done a really nice job of managing that situation and it’s an evolving process and we will see how that develops as we go forward after the transaction closes.

Operator

Brian Maguire, Goldman Sachs.

Brian Maguire - Goldman Sachs - Analyst

Congratulations, Chuck and Paul. I know it was a long time in the making, but it seems like it was a marriage destined to happen at one point. So, congratulations to both of you here. Just a question on the synergies. It sounds like PPG’s chlor-alkali business would have been about $400 million of EBITDA last year, Georgia Gulf’s chlor-alkali business about $200 million. So combined pro forma before the synergies around $600 million of EBITDA. Can you help me understand how you are going to get $115 million of synergies or roughly about 20% of the EBITDA of the pro forma company over the next two years?

Paul Carrico - Georgia Gulf Corp. - President & CEO

It’s in the buckets that are outlined in that one slide and — on slide 14. And if you look down the list there, there is a lot of things that can be accomplished right off the bat because the plants are already connected via pipeline. And in our situation over the years a number of times in the past we have run the plant at reduced rates because of not having the chlorine and the ethylene integration on the operation.

The combination here allows us to take an approach of looking at it in a much more strategic and planned out perspective from a quarter to quarter basis. And so we can quickly move into higher rates and participate and, most importantly, in the global market. And so with that kind of helps up and down the chain. We get a better freight situation, we get better operating rates, we think we will buy better as a combined entity.

And then there are clearly some duplication of costs that the two entities had that we’re able to reduce. So all in all, as I mentioned earlier, we feel confident on the synergy side there.

Brian Maguire - Goldman Sachs - Analyst

And then, Paul, it looks like you will be taking on a significant amount of debt to fund the cash payment to PPG. Have you had any preliminary discussions or any kind of an indication about what kind of an interest rate you would be paying on that debt?

Paul Carrico - Georgia Gulf Corp. - President & CEO

No, we don’t have — since it’s going to take some time between now and the end of the year to close based upon all the rulings we need, we haven’t really pursued that at this point. We expect the company — what I really like about this transaction is in the Reverse Morris Trust we go out the chute with a debt level that is almost at the same level that we are at now as Georgia Gulf.

And you know from the last couple of years that we’ve dramatically improved that debt situation. And most importantly to me, we have good coverage of whatever we need to do from a CapEx or interest or whatever in the future. So we think we will do well there and even when we get that done we think we will still be in a nice debt to equity — or debt to EBITDA ratio.

Operator

P.J. Juvekar, Citi.

P.J. Juvekar - Citi - Analyst

Chuck, one of the key drivers of this valuation is the low natural gas price in the U.S. So can you share with us what assumptions did you make on natural gas prices to arrive at this valuation?

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

Our assumption is — has been as a company that natural gas prices will remain near the current levels that we are seeing.

P.J. Juvekar - Citi - Analyst

So you are saying that these current prices in natural gas are sustainable?

Vince Morales - PPG Industries, Inc. - VP of IR

P.J., this is Vince. The valuation on the slides is based on historic levels that would have been the gas price paid in each of the respective years.

P.J. Juvekar - Citi - Analyst

No, but I would imagine that the valuation was done using future cash flows. And so looking in the future what kind of price did you assume to arrive at the valuation?

Paul Carrico - Georgia Gulf Corp. - President & CEO

This is Paul. In terms of where we have looked at it, we more or less used the industry forecast out there and it shows modest increases over the next few years, so, five years if you will. And the key point there is when you look at it, it particularly shows that gas on a BTU basis is advantaged to oil and that that ratio or that relevant comparison continues.

Operator

David Begleiter, Deutsche Bank.

David Begleiter - Deutsche Bank - Analyst

Paul, just on the synergies, are there any top-line or growth synergies down the road here?

Paul Carrico - Georgia Gulf Corp. - President & CEO

Yes, we didn’t put so much of that — well, I should say that we did — in some respects we did and as the operating rates, which PPG as it stands now has operating rates that could still be utilized if not fully up to the 100% range and Georgia Gulf certainly does, particularly on things like VCM. So there has been some of that rolled into it.

We think that because of the asset combination and all the different types of businesses we will be in and all the different things we could do that there is really more upside, but we haven’t necessarily declared that in the synergy list at this point.

David Begleiter - Deutsche Bank - Analyst

And, Chuck, just on the cash you’re receiving from — on this transaction, any tax to be paid on this cash being received? And how do you expect to deploy this cash and timing as well?

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

We do not expect any tax payments on the part of PPG with the way the transaction is structured. And our cash deployment will remain consistent with what we have explained in our strategy, that would be fully funding the organic capital expenditure needs of the corporation, dividends, acquisitions and debt repayment, those would be the four uses of cash and we would intend to examine all of those in this additional increment of cash that we are receiving from the transaction.

Operator

Don Carson, Susquehanna.

Don Carson - Susquehanna - Analyst

Chuck, a question for you on share repurchase. I think you indicated that you didn’t buy any shares back when the deal was pending, which is understandable. Just wondering why you are not planning on buying any additional shares until the transaction closes. Is that a legal requirement?

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

Yes, at this time we’re — Don, our advice has been that share repurchases would not be part of our strategy until the transaction closes. And so that is the advice that we currently have with the structure of the deal.

Don Carson - Susquehanna - Analyst

And, Paul, a question on — getting back to the synergy bucket on slide 14 in procurement logistics, you talk about $40 million. What’s the split there between the freight and terminal optimization and your ethylene and natural gas purchases? And just wondering specifically what kind of additional discount you think this combined purchasing power can give you from either the ethylene or natural gas benchmark?

Paul Carrico - Georgia Gulf Corp. - President & CEO

I suspect that natural gas is not quite so much associated with discounts to market price, if you will. But the flexibility of the rate that we could operate at the different plants and all can be managed to take advantage of certain situations.

On the ethylene side the new entity is quite a large consumer of ethylene all told, and we clearly know there is large amounts of capacity coming on in the ethylene side and that by all accounts that ethylene capacity has to — a large chunk of it go offshore for those folks to build those crackers.

We think, as I have stated before, we’re a much more attractive option with a secure consumption at a pretty high rate on the PVC chain, particularly when you think about PVC being competitive globally and supplying the basic needs of water and infrastructure that the different countries are going to be building up. So all that but together we are pretty optimistic that the ethylene side can be managed to a good position going forward.

Operator

Jeff Zekauskas, JPMorgan.

Jeff Zekauskas - JPMorgan - Analyst

As far as Georgia Gulf goes, what are the annual amortization of intangible charges connected with the transaction?

Greg Thompson - Georgia Gulf Corp. - Chief Financial Officer

Jeff, we haven’t completed all the purchase accounting yet related to that. So we would expect that there will be a mix of allocation of the purchase price related to some goodwill, which is no amortization, as well as some probably healthy percentage of intangible assets that will be amortized over many years going forward. But as we go through all of that we will update everyone.

Jeff Zekauskas - JPMorgan - Analyst

Do you have a guess? Is it $50 million, $75 million, $100 million, $25 million?

Greg Thompson - Georgia Gulf Corp. - Chief Financial Officer

No.

Jeff Zekauskas - JPMorgan - Analyst

Could you also explain how your annual pension charges may or may not change and what your annual pension funding costs, how they may or may not change?

Greg Thompson - Georgia Gulf Corp. - Chief Financial Officer

One of the synergies is through purchase accounting we will not be required to amortize those prior service costs that have been flowing through PPG’s income statement. So that is a component of the $115 million — $115 million of synergies.

Going forward the pension expense will be — in a lot of ways while the plan will be fully funded at the outset on an ERISA basis going forward, the pension expense will be largely driven by a lot of the performance of the portfolio.

And so we, in our diligence process, we have done a fair amount of work around that. Our focus has been not so much on the P&L side, but carefully looking at what we expect to be the future cash outflows and contribution levels going forward.

Operator

Laurence Alexander, Jefferies.

Laurence Alexander - Jefferies & Co. - Analyst

Will PPG have any stranded costs to digest post this transaction.

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

Yes, there are what I would call small stranded costs in the neighborhood of $10 million that we will be addressing over the course of the next few quarters.

Laurence Alexander - Jefferies & Co. - Analyst

And then one of the arguments for having the business historically was it would help mute some of the volatility in the feedstock cycle and provide a [ballast] in terms of free cash flow generation. Are you looking to fill the portfolio with the something similar or how do you view that going forward?

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

No, our strategy is to become a more focused Coatings & Specialty Materials business. So our aim would be to continue to deploy the cash for acquisitions in the Coatings & Specialty Materials space; we would not be looking for a more commodity-like business in order to balance out the portfolio.

I think we have explained that. That was historically a position that PPG had. We felt that we ran the business very well; it has given us a good balance. But I think our strategy and we feel also in the capital markets and investor strategies that a more focused company is what we are looking for.

Operator

Kevin McCarthy, Merrill Lynch.

Kevin McCarthy - BofA Merrill Lynch - Analyst

Congratulations to you both. Chuck, I was wondering if you could comment on the genesis of this specific transaction. I understand the companies have known each other for many years and are well familiar with the markets and obviously this makes a lot of sense for PPG, especially from a tax perspective. Can you comment on maybe the timing of the deal, what makes this the right time relative to let’s say a year ago or a year from now?

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

Kevin, this transaction, especially a tax efficient nature of a Reverse Morris Trust, has been an option for PPG or at least a consideration for any number of years. As you know, we have a low tax basis in the business so that this was — actually from a shareholder value creation this transaction was the most advantageous for our shareholders.

So we have had analyses and discussions over the years in terms of the opportunities to find and pursue a Reverse Morris Trust. There has obviously been a lot of activity in the space over the last several years and we have continued to look at those, as we have always said. And this year for these discussions with Georgia Gulf things lined up in terms of the opportunities and this was something that we discussed and ultimately decided to pursue.

Kevin McCarthy - BofA Merrill Lynch - Analyst

As a follow-on, if I look at the market shares of the combined company on slide 12, would it be safe to say that you are quite comfortable with those shares from an antitrust perspective or are there follow-on actions, even if surgical, that you would anticipate, and if so how are those provided for in the agreement?

Paul Carrico - Georgia Gulf Corp. - President & CEO

This is Paul. In reality there is only a couple of areas where we have got chlor-alkali but it is relatively small and PPG does not have PVC. And also the VCM percentage that they have currently is relatively small to our total capacity. So altogether we don’t see — when we look at all this expect any particular problem there.

Operator

Duffy Fischer, Barclays.

Duffy Fischer - Barclays Capital - Analyst

On the PPG side, what is going to happen to your assets for pension and pension liabilities? How much of each of those gets shifted to this new entity?

Unidentified Company Representative

Duffy, that will be an amount that will be determined at the time of the closing, so we will be doing valuations at that time. As Greg mentioned previously, we will be funding the US defined benefit pension liability fully on an ERISA basis at that time. And in round numbers that is in the $425 million, $450 million kind of range as of the end of last year. But this will be based upon what the interest rates and market conditions are at the time of the closing.

Duffy Fischer - Barclays Capital - Analyst

Okay, so from a valuation perspective for both of you, basically the pension will be a net neutral when it gets shifted over; that’s not part of the purchase price?

David Navikas - PPG Industries, Inc. - SVP & CFO

Right.

Duffy Fischer - Barclays Capital - Analyst

And then a question for Paul. When you talked about the integration at Lake Charles and basically able to run your assets harder, can you talk to me why that is? Because obviously, you are very close co-located now. If your assets were able to bid away the chlorine from PPG historically, I would have thought you would have. So my assumption would be that they found a higher value use for that somewhere else.

Why is that not just subsidizing the downstream assets with chlor-alkali? Can you talk to me about why those might be able to run at higher operating rates as a combined company versus separate?

Paul Carrico - Georgia Gulf Corp. - President & CEO

Well, I think the key point there is that we have been motivated and focused on PVC compounds and building products as the outlet for our products, and they are focused on a considerably different portfolio. And there was always the pull and tug between what is right for both companies and it just — when you look at all of the opportunities, the numbers and the finances of this thing, it is clearly a case where we can do better planning. And I don’t see at all a subsidization, as you will. I think in a lot of cases, we will be upgrading the value of the flow-through of the chlorine as we make more VCM and PVC.

Operator

Dmitry Silverstein, Longbow Research.

Dmitry Silverstein - Longbow Research - Analyst

A couple of questions since a lot of them have been answered already. For the PPG business, the chlor-alkali business that is merging with Georgia Gulf, how much of chlorine was actually shipped as some sort of a derivative of chlorine that doesn’t go into the PVC market? Was it the majority or was it mostly levered to PVC before the transaction?

Michael McGarry - PPG Industries, Inc. - SVP of Commodity Chemicals

Dmitry, this is Michael McGarry. Currently about 55% of our chlorine goes into non-PVC type markets.

Dmitry Silverstein - Longbow Research - Analyst

Is the intention then to shift that and have Georgia Gulf be fully integrated and fully reliant on the chlorine coming out of this business?

Paul Carrico - Georgia Gulf Corp. - President & CEO

No, I think it’s just the reverse, we want to continue to grow all areas there and the non-PVC applications are just as attractive to us as the PVC. What we have is a situation where PPG has a pretty large capacity and just a few percentage points, 3% to 5% makes a big difference in terms of your cost structure and also we can do both. We can grow the vinyl, the PVC side and we can maintain and grow these other market segments.

Operator

John McNulty, Credit Suisse.

John McNulty - Credit Suisse - Analyst

On the environmental issue side, just to be clear, where do those — where to the PPG environmental issues tied in to chlor-alkali go? Do any stay with the company?

Michael McGarry - PPG Industries, Inc. - SVP of Commodity Chemicals

Yes, John, this is Michael McGarry again. The vast majority of the environmental will be transferred with the newly merged company, but there are two pieces that would stay with it and they are important to obviously both companies. So I think it’s a good resolution, there’s one at Natrium, West Virginia and there is one at Lake Charles.

John McNulty - Credit Suisse - Analyst

And then just, Chuck, as a follow-up, on the M&A front in coatings you have a lot of cash already and it was prior to this — or divestiture or merger or whatever you want to call it and you are going to have another $900 million coming in. How should we be thinking about M&A in the space going forward on the coatings side? Are you seeing the multiples getting to areas that are interesting for you? What should we be thinking about that going forward?

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

Well, we are continuing to look at opportunities in the coatings space. We think there will be more of those opportunities as you see some changes in growth rates or economic conditions around the world. And so we are confident that we can find suitable opportunities again exercising the financial discipline that we have historically done in making acquisitions.

So we are confident that there will be good opportunities in coatings or in related specialty chemical — and materials areas so that we can redeploy this cash again with a balance on acquisitions, share buybacks potentially, debt repayment and dividends.

Operator

Saul Ludwig.

Saul Ludwig - Northcoast Research - Analyst

Chuck, you are getting — moving the chemical business out makes you sort of a smaller company. And aside from the $10 million in stranded costs is there any opportunity to do additional cost reduction over and above what was previously announced several months ago?

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

Well, right now, Saul, we are still focused on executing the restructuring that we announced in the first quarter that was targeted at primarily our coatings businesses and our European region in particular. We feel that this will adequately address the opportunity that we have to lower costs in those regions and we are getting after it now.

We’ve started to see small amounts of those benefits here in the first half, although the majority of the savings will come in the second half and next year. If we feel that economic conditions warrant a further look at additional cost reductions going forward we will look at that. But right now we are focused on executing on the restructuring opportunities that we outlined in the first quarter.

Saul Ludwig - Northcoast Research - Analyst

And talking about the use of cash, you annunciated the four reasons. Is there anything further along on the asbestos settlement that would potentially consume a chunk of that cash?

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

Saul, I will let Glenn Bost, our General Counsel, respond.

Glenn Bost - PPG Industries, Inc. - General Counsel

Saul, the asbestos settlement is proceeding with respect to Pittsburgh Corning and we do not expect a resolution of that prior to the end of this year.

Operator

Gregg Goodnight, UBS.

Gregg Goodnight - UBS - Analyst

Chuck, there are some minor chemicals also associated with that commodity chemical division, if I am correct, like I thought calcium hydrochloride and the like. My question is are there any significant pieces of that business other than just the chlor-alkali that will be transferred or need to be considered here in terms of getting the right historic earnings sequence?

Michael McGarry - PPG Industries, Inc. - SVP of Commodity Chemicals

Greg, this is Michael McGarry. All the assets will go to newly merged company, that will include our calcium hypochloride business as well as our phosgene specialty and derivatives business.

Gregg Goodnight - UBS - Analyst

Paul, a question for you. I mean obviously this seems to obviate your need for a chlorine expansion. Could you confirm that that project is dead?

Paul Carrico - Georgia Gulf Corp. - President & CEO

Yes, I would say that from an integration point of view, particularly on the vinyl side, this satisfies all the needs. I can’t say specifically what we will do down the road, but at this point I would say it is definitely on the hold pattern.

Operator

Ghansham Panjabi, Robert W. Baird.

Ghansham Panjabi - Robert W. Baird - Analyst

Maybe a question on the PPG side. Going back to the related liability transfer of $230 million, how much of that is environmental versus OPEB?

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

Dave Navikas, our CFO. Do you want to (multiple speakers)?

David Navikas - PPG Industries, Inc. - SVP & CFO

Ghansham, it’s about $35 million of that is environmental.

Ghansham Panjabi - Robert W. Baird - Analyst

$35 million, okay. And, Chuck, just given the focus on divesting this asset, did this take away in any sense perhaps your focus on M&A during the first half of the year?

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

Well, this is a complex transaction. We have been very busy working on it, but we feel that we haven’t missed any opportunities out there on the acquisition side. We have continued to look at some of those opportunities and I don’t think we have lost anything, but I will say that now as we look at the additional resources that we have for deployment that we are going to I think increase our focus on the M&A side.

Operator

Kristen McDuffy, Goldman Sachs.

Kristen McDuffy - Goldman Sachs - Analyst

Could you tell me what you expect the credit rating on your new bonds to be?

Greg Thompson - Georgia Gulf Corp. - Chief Financial Officer

Kristen, we have been in close contact with the rating agencies, we reviewed in detail the transaction with them. So we would expect that you will be hearing here shortly from them as to the rating conclusions.

Kristen McDuffy - Goldman Sachs - Analyst

Do you think it looks like the pro forma entity will be somewhere in the two and a half times levered context? Do you think that that merits an IG rating or what are some of the concerns that the rating agencies might have in giving an IG rating?

Greg Thompson - Georgia Gulf Corp. - Chief Financial Officer

Well, I think the transaction as we have talked about it is more in the two times range for leverage and, as I said, you can expect to get some reports from them very shortly as to their rating conclusions.

Operator

Jim Brown, JPMorgan.

Jim Brown - JPMorgan - Analyst

One of the nice things about the chemical business to PPG was just the strong cash flow and the ability to redeploy that cash flow. Going forward it looks as if you are pretty much — that PPG is deprived of that cash flow. So can you talk — can both companies talk about the expectations for cash distribution from the new Georgia Gulf?

Paul Carrico - Georgia Gulf Corp. - President & CEO

I guess I can start off on the newly merged company, if you will. First of all, we will continue with the dividend that we laid out earlier this year and that will go also to the new shareholders. In terms of the cash flow beyond that, we have a certain amount of CapEx and we’ll be looking to take the next step on our strategic intent to resolve our ethylene supply long-term, so that may require some.

But in addition to that, we expect to continue with some debt pay down of existing bonds and manage our debt to EBITDA in a good range. So as we get the deal closed and we start generating that cash flow, consider all those different options.

Jim Brown - JPMorgan - Analyst

Thanks.

Operator

Rosemarie Morbelli, Gabelli & Company.

Rosemarie Morbelli - Gabelli & Co. - Analyst

I am new to both companies and I didn’t catch the amount of liabilities that is going to go to Georgia Gulf. Would you mind repeating that number please?

David Navikas - PPG Industries, Inc. - SVP & CFO

Well, the liabilities that we referenced were about $235 million of unfunded liabilities and then the pension liability with pension assets of equal amounts.

Rosemarie Morbelli - Gabelli & Co. - Analyst

Okay. And you did talk about $35 million of environmental. Does that include the asbestos or is there still — are there still question marks as to what that asbestos liability could be going forward?

David Navikas - PPG Industries, Inc. - SVP & CFO

The asbestos liability does not relate to the chlor-alkali business, so that is not moving in this transaction.

Operator

Brian Maguire, Goldman Sachs.

Brian Maguire - Goldman Sachs - Analyst

I have a question for either Chuck or David. Just looking at slide 24 of the presentation, it mentions there is going to be some cross guarantees of the debt. Does this mean that PPG will be guaranteeing the existing Georgia Gulf secured notes? And also, would you be guaranteeing any new debt that they issued to fund the transaction?

David Navikas - PPG Industries, Inc. - SVP & CFO

No, there will be no guarantees by PPG of any of the debt of Georgia Gulf — new Georgia Gulf.

Greg Thompson - Georgia Gulf Corp. - CFO

This is Greg. If I could — those are just steps to get to the newly merged company. So we will have full financing commitments for the new merged company, but there is no — as Dave just said, there is no cross guarantees by PPG

Brian Maguire - Goldman Sachs - Analyst

Okay, so PPG wouldn’t have any liabilities once the Reverse Morris Trust spin is completed?

David Navikas - PPG Industries, Inc. - SVP & CFO

No, that’s right. If you combine those two steps together the initial borrowing that we would do in step one is satisfied in step two with the exchange of what is described as the PPG Commodity Chemical notes that will satisfy that initial debt. So we will be left with no new debt in our balance sheet.

Operator

Jeff Zekauskas, JPMorgan.

Jeff Zekauskas - JPMorgan - Analyst

Thanks very much, my question has been answered.

Operator

Richard O’Reilly, Revere Associates.

Richard O’Reilly - Revere Associates - Analyst

The $900 million to PPG, can you discuss the timing of that? Because slide 23 talks about an initial pre-closing funding of $660 million. Can you just discuss the timing of that, when that is going to occur?

David Navikas - PPG Industries, Inc. - SVP & CFO

The anticipated timing for that borrowing would be likely in November of this year. But the transaction will not be closing until later this year or in early 2013. So while we would have the cash at that time, we would be holding that cash pending the final closing on the transaction, which, as I said, would occur either later this year or early next year.

Richard O’Reilly - Revere Associates - Analyst

Okay. And then you would receive the remaining $240 million?

David Navikas - PPG Industries, Inc. - SVP & CFO

The $240 million would come at the closing.

Richard O’Reilly - Revere Associates - Analyst

Okay, thank you, gentlemen.

Operator

Roger Fitz, Bank of America.

Roger Fitz - BofA Merrill Lynch - Analyst

What collateral is it contemplated that the new $240 million term loans have — by that I mean will there be parity with the first liens — 2017 first liens via the cross guarantee or is it more like an ABL and effectively ahead of those assets?

Greg Thompson - Georgia Gulf Corp. - Chief Financial Officer

We probably should get back to you on that, Roger; it is a little complicated in terms of the structure. It is not exactly like the ABL, but there are some options that we have in order to fund it as a result of the ABL later on in the process.

Roger Fitz - BofA Merrill Lynch - Analyst

Does new GGC obtain the sites, meaning land and machinery area of Lake Charles and Natrium — I can’t pronounce it — in Quebec, excuse me, and Longview, Washington? Or is PPG retaining perhaps the land of Lake Charles and Natrium or perhaps you can describe exactly what types of those assets are moving over.

Paul Carrico - Georgia Gulf Corp. - President & CEO

In terms of the facilities and the land associated with those facilities for the most part, particularly in Lake Charles, it all comes to the newly merged company. There is a little bit of carveouts in terms of existing property, it’s mostly vacant in a couple of the site areas but it is negligible.

Operator

P.J. Juvekar, Citi.

P.J. Juvekar - Citi - Analyst

Yes, I just had a quick follow-up on the environmental liabilities. I am a little unclear — I think PPG had some environmental remediation costs in this business. But going forward how much of these costs stay back with PPG and how much of those costs go to the new company?

David Navikas - PPG Industries, Inc. - SVP & CFO

P.J., the portion of the environmental liabilities that we had provided reserves for under the accounting rules totaled that $35 million that I had mentioned. That liability and those remediation activities will be transferred with the business to the newly merged company. The two items that Michael referenced would be potential future liabilities that have not yet been developed, do not have an estimate for those amounts. So those are just potential future contingent liabilities.

P.J. Juvekar - Citi - Analyst

Okay, so the Natrium and Lake Charles could be future liabilities but you don’t have an estimate today?

David Navikas - PPG Industries, Inc. - SVP & CFO

No, that’s right.

P.J. Juvekar - Citi - Analyst

Okay, thank you.

Operator

Dmitry Silverstein, Longbow Research.

Dmitry Silverstein - Longbow Research - Analyst

Yes, I just wanted to follow up on the chlorine integration for Georgia Gulf. Will your chlorine needs be fully satisfied with this deal or will you still be buying from merchant markets? And secondly, assuming that you will be displacing an existing supplier, how quickly will PPG’s chlorine business — or chlorine supply start making it into the Georgia Gulf complex?

Paul Carrico - Georgia Gulf Corp. - President & CEO

The very vast majority of our chlorine supply has come from PPG for many years. So there is really not any significant change there, it is just ramping up the rates on those assets to further increase the volumes there. So, yes, we have absolutely have enough in terms of what we need from a chlorine point of view.

Dmitry Silverstein - Longbow Research - Analyst

Excellent. And then follow-up to PPG. You have obviously monetized the commodity chemicals business, you have one more little glass business that, again, is a legacy and probably doesn’t fit with your idea and the vision of the company going forward, Chuck. Can we expect something in that arena in the future?

Chuck Bunch - PPG Industries, Inc. - Chairman & CEO

Well, as we have talked about over the years, those businesses don’t fit as well with the definition of focus on coatings or specialty materials. But at this point we have no — there are no active discussions or moves that we are making in those businesses. We are focused on improving their operations. They have been profitable, although they still face some challenges in the market. But longer term that is a possibility, but there is nothing being discussed at this time.

Dmitry Silverstein - Longbow Research - Analyst

Fair enough. Thank you.

Operator

David Begleiter, Deutsche Bank.

David Begleiter - Deutsche Bank - Analyst

Paul, what will be the tax rate for the newly merged company going forward?

Greg Thompson - Georgia Gulf Corp. - CFO

This is Greg. So, we will probably stay somewhere in the 30% to 35% tax rate based upon — the new company will not be as susceptible to the volatility from Canada as the old company was just given the overall mix of where our profitability will come from. But somewhere in that range, 30% to 35%.

David Begleiter - Deutsche Bank - Analyst

Do you think closer to 35% or closer to 30%?

Greg Thompson - Georgia Gulf Corp. - CFO

If you had to have one number I would kind of put it right between those two.

Operator

Saul Ludwig, Northcoast Research.

Saul Ludwig - Northcoast Research - Analyst

Just a quickie on PPG. Are you going to continue to report earnings with your chemical earnings going forward? Are you going to be separating them as discontinued operations and restating prior years? What’s going to be the reporting convection going forward?

David Navikas - PPG Industries, Inc. - SVP & CFO

Saul, under the accounting rules we will continue to report the chlor-alkali business as part of our continuing operations until the quarter in which the transaction closes and at that time it would move into discontinued operations and we would have to recast the prior periods that we present.

Saul Ludwig - Northcoast Research - Analyst

Thank you very much.

Operator

This concludes the question-and-answer portion for today. I would now like to turn the call back to Mr. Paul Carrico, President and CEO of Georgia Gulf Corporation. Please go ahead.

Paul Carrico - Georgia Gulf Corp. - President & CEO

So, just in closing, I want to again reemphasize how really excited we are about these business opportunities that are presented with this transaction. We also think it is good for our shareholders and, importantly, for all the people in both organizations. And we appreciate your participation this morning. Thank you.

Operator

Thank you very much. This concludes today’s conference. You may now disconnect and have a great day.